UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 7, 2013

Commission File Number:  000-50492

LIVEREEL MEDIA CORPORATION
(Translation of registrant's name into English)

2300 Yonge Street, Suite 1710, PO Box 2408
Toronto, Ontario M4P 1E4, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F  [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K Items

1.   2- Form 45-102F1 Notice of Intention to Distribute Securities under Section 2.8 of NI 45-102 Resale of Securities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIVEREEL MEDIA CORPORATION

Date: February 7, 2013	By:	/s/ Jason D. Meretsky
Jason D. Meretsky Chief Executive Officer

Form 45-102F1
Notice of Intention to Distribute Securities under Section 2.8 of
NI 45-102 Resale of Securities

REPORTING ISSUER

1.	Name of reporting issuer: LiveReel Media Corporation

SELLING SECURITY HOLDER

2.	Your name: Mad Hatter Investments Inc.

3.	The offices or positions you hold in the reporting issuer: None

4.	Are you selling securities as a lender, pledgee, mortgagee or other encumbrances? No

5.	Number and class of securities of the reporting issuer you beneficially own: 13,380,842 Common Shares

DISTRIBUTION

6.	Number and class of securities you propose to sell: 13,380,842 Common Shares

7.	Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name. Private transaction.

WARNING

IT IS AN OFFENCE TO SUBMIT INFORMATION THAT, IN A MATERIAL RESPECT AND IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT IS SUBMITTED, IS MISLEADING OR UNTRUE.

CERTIFICATE

I certify that:

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date: February 7, 2013	Mad Hatter Investments Inc.
Your name (Selling security holder)
/s/ “Leonard Latchman”
Your signature (or if a company, the signature of your authorized signatory)
Leonard Latchman
Name of your authorized signatory

INSTRUCTION:
File this form electronically through SEDAR with the securities regulatory authority or regulator in each jurisdiction where you sell securities and with the Canadian exchange on which the securities are listed. If the securities are being sold on an exchange, the form should be filed in every jurisdiction across Canada.

Notice to selling security holders - collection and use of personal information
The personal information required in this form is collected for and used by the listed securities regulatory authorities or regulators to administer and enforce securities legislation in their jurisdictions. This form is publicly available by authority of National Instrument 45-102 and the securities legislation in each of the jurisdictions. The personal information collected will not be used or disclosed other than for the stated purposes without first obtaining your consent. Corporate filers should seek the consent of any individuals whose personal information appears in this form before filing this form.

Form 45-102F1
Notice of Intention to Distribute Securities under Section 2.8 of
NI 45-102 Resale of Securities

REPORTING ISSUER

1.	Name of reporting issuer: LiveReel Media Corporation

SELLING SECURITY HOLDER

2.	Your name: LDL Corp.

3.	The offices or positions you hold in the reporting issuer: None

4.	Are you selling securities as a lender, pledgee, mortgagee or other encumbrances? No

5.	Number and class of securities of the reporting issuer you beneficially own: 2,078,300 Common Shares

DISTRIBUTION

6.	Number and class of securities you propose to sell: 2,078,300 Common Shares

7.	Will you sell the securities privately or on an exchange or market? If on an exchange or market, provide the name. Private transaction.

WARNING

IT IS AN OFFENCE TO SUBMIT INFORMATION THAT, IN A MATERIAL RESPECT AND IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT IS SUBMITTED, IS MISLEADING OR UNTRUE.

CERTIFICATE

I certify that:

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date: February 7, 2013	LDL Corp.
Your name (Selling security holder)
/s/ “Leonard Latchman”
Your signature (or if a company, the signature of your authorized signatory)
Leonard Latchman
Name of your authorized signatory

INSTRUCTION:
File this form electronically through SEDAR with the securities regulatory authority or regulator in each jurisdiction where you sell securities and with the Canadian exchange on which the securities are listed. If the securities are being sold on an exchange, the form should be filed in every jurisdiction across Canada.

Notice to selling security holders - collection and use of personal information
The personal information required in this form is collected for and used by the listed securities regulatory authorities or regulators to administer and enforce securities legislation in their jurisdictions. This form is publicly available by authority of National Instrument 45-102 and the securities legislation in each of the jurisdictions. The personal information collected will not be used or disclosed other than for the stated purposes without first obtaining your consent. Corporate filers should seek the consent of any individuals whose personal information appears in this form before filing this form.